TEN HOLDINGS, INC.

October 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rebekah Reed
Taylor Beech
Scott Stringer
Rufus Decker

Re:	TEN Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 6, 2024
CIK No. 0002030954

Ladies and Gentlemen:

This letter is in response to the letter dated September 23, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to TEN Holdings, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form S-1 (the “Registration Statement”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 6, 2024

Risk Factors

Risks Relating to Our Capital Stock and Trading, page 23

1. Please add or revise a risk factor in this section to address the dilution that may occur upon consummation of the offering due to the outstanding warrant issued to Spirit Advisors, LLC and, to the extent applicable, the convertible promissory note issued to Naoaki Mashita. In this regard, we note your disclosure that the warrant is exercisable for 4.9% of fully diluted share capital “as of the date [of] its original issuance date, February 12, 2024.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 24 of Registration Statement accordingly.

Business

Our Customers, page 46

2. Please disclose the term of the master services agreement with your largest customer described in this section or explain why such information is not material. Additionally, we note that the exhibit index heading of Exhibit 10.9 refers to the counterparty as “Largest Customer for the Fiscal Year Ended December 31, 2023.” To the extent you intend to redact information in such exhibit, including the name of your customer, pursuant to Item 601(b)(10)(iv) of Regulation S-K, please mark the exhibit index to indicate that portions of the exhibit have been omitted.

Response: In response to the Staff’s comments, we have revised our disclosure on page 47 of Registration Statement and marked our exhibit index accordingly.

Growth Strategies

Enhancing Technology and Innovation, page 48

3. We note your response to prior comment 8. Please provide additional detail regarding the anticipated timing of the planned improvements to the Xyvid Pro Platform, such as the implementation of “additional features driven by artificial intelligence in the future.” Make conforming revisions to the artificial intelligence-related risk factor at page 13.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 13 and 48 of Registration Statement accordingly.

Responses to COVID-19, page 51

4. We note your response to prior comment 5 and reissue in part. Please provide additional detail on the impact of the COVID-19 pandemic on your historical results of operations and performance metrics. For example, explain how you determined that “approximately [43]% of [y]our revenue in the fiscal year of 2021” and “roughly [43]% of...the events...supported” by you to date “could be partly attributable to the impact of COVID-19.” In this regard, it is unclear what you mean by “could be partly attributable...” Please also explain how your added disclosure regarding 2021 revenues supports and contextualizes your statement that you experienced “substantial growth in...revenue in the fiscal year of 2021,” or revise to expand your disclosure accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on page 51 of Registration Statement accordingly. We respectfully advise the Staff that we have analyzed the trends of revenue and events by customer between 2019 and 2023 to identify customers with limited use of our services prior to 2021 and in 2022 and thereafter. We have compared the revenue and events from our largest customer in 2021 with those from the next highest year, 2022, and have determined that the difference is most likely attributable to the pandemic when customers demonstrated a preference to conduct a greater number of virtual events. We estimate that approximately 43% of our revenue in the fiscal year of 2021 and roughly 43% of the approximately 3,000 virtual or hybrid events, or approximately 1,290 virtual or hybrid events, that we have supported as of the date of the prospectus, could be partly attributable to the impact of COVID-19.

Related Party Transactions, page 60

5. Please file as an exhibit to the registration statement the Agreement for Loan Conditions with Naoaki Mashita that has been assumed by the registrant or explain why you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Please also explain or revise your references in this section to the balance of the loan from Wizlearn Technologies “as of December 31, 2024” and the loan agreement with Mr. Mashita being “assigned to and assumed by the Company on September 5, 2025.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 60 and filed the requested document as Exhibit 10.11 to Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Randolph Wilson Jones III
Name:	Randolph Wilson Jones III
Title:	President and CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC